February 12, 2008

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Washington, DC 20549-0405

Re:          MGP Ingredients, Inc.

Dear Mr. Schwall:

This is in response to your letter of January 31, 2008 in respect to our annual report on Form 10-K for the fiscal year ended July 1, 2007 and our quarterly report on Form 10-Q for the quarter ended September 30, 2007.  We are keying our responses to your comments, which we have underlined.  We hope this letter adequately addresses your questions.

Form 10-K for the year ended July 1, 2007

General

1.               Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

We confirm that we will comply with the following comments in future filings and have provided, where appropriate, an example of the disclosure that we intend to use.

2.               You state that on July 2, 2007, you acquired a 50% interest in a German joint venture company which will produce and distribute your Wheatex® products in the European Union (EU) and elsewhere.  Please provide us with an analysis as to whether you were required to file a Form 8-K with respect to this acquisition, and whether you are required to file the agreement relating to this acquisition.

We advise the staff that at the time we entered the joint venture, we considered whether we were required to file an 8-K and concluded that we were not.

The joint venture in question relates to the manufacture and distribution of our Wheatex products.  During our most recent fiscal year ended July 1, 2007 (fiscal 2007), total sales of our Wheatex products were less than $5.0 million, which represented less than 2% of our total sales and 6% of our ingredients sales.  To date we have had no sales of product through the activities of the joint venture.   Our anticipated sales of product for each of the first two years of the joint venture represent less than 3% of our total sales in fiscal 2007. Only a portion of our anticipated sales through the joint venture will be incremental, as we have been distributing this product through an affiliate of our joint venture partner since 2003.

Our total capital commitment to date with respect to this project is $750,000, of which we have contributed $358,000 thus far.

We do not regard the joint venture as a significant acquisition under Item 2.01 because our equity in the net book value of the joint venture is less than 10% of our assets and the joint venture does not meet any of the tests for a significant business under Reg. S-X 11.01(b).  Nor, in light of the factors mentioned above, do we regard the contractual arrangements with our joint venture partner as material under Item 1.01 of Form 8-K.

We also consider these arrangements as ordinary course.  The nature of our business is such that we sometimes outsource production through various types of arrangements in order to gain access to markets or supplement our production facilities.  These typically, although not always, involve processes which are patented or involve trade secrets.  For example,  we have entered into a series of production, licensing and distribution arrangements relating to a high amylose starch product with one company and a production agreement with another company relating to a potato starch product. Both arrangements involved one of our patented processes.  Similarly, our arrangements with the joint venture involve a license of our trade secrets.  We have also used toll processors to make product for us.

3.               You disclose in the table on page 36 open purchase commitments to purchase grain and natural gas during the first 12 weeks of fiscal 2008 totaling $30.978 million.  Please tell us whether these will have a material impact on your liquidity, and if so, tell us the impact.

We advise the staff that grains are our principal raw materials and natural gas is our principal energy source for all of our  manufacturing processes, the  costs for which are incurred within the normal course of our business.  The $30.978 million commitment at July 1, 2007 related to grain and natural gas represented approximately 62% of the raw material cost for the subsequent quarter ended September 30, 2007.   All but $4.0 million of our total production costs for the quarter were financed by operating cash flow, and the $4.0 was financed by draws on our line of credit.  We did not view this commitment as having had a material impact on our liquidity.

Capital Expenditures, page 36

4.               We note you are exploring alternative sources of energy for your Pekin, Illinois plant in the form of a coal-fired steam generation facility. We also note on page 12 that you have a long-term arrangements with AmerenCILCO at your Pekin, Illinois plant with payment contingencies for non-renewal of the arrangement.  Please expand your disclosure to quantify what potential impact settling the long-term arrangement could have on liquidity if you went forward with building your own coal-fired steam generation facility.

We advise the staff as follows:

We currently have a steam heat service agreement, subject to limited termination procedures, to purchase our requirements for steam heat from CILCO until at least February 2011.  This agreement contains certain stipulations for minimum payments in the event we choose to terminate it.  We currently estimate that it would take three to four years for the facility to be operational after we make a decision to proceed.  We anticipate being able to adequately coordinate construction and start up of our new facility to enable us to give the required two years notice of non-renewal, and thus anticipate no impact on liquidity related to any termination payments.

Additionally, under a separate agreement with CILCO, we have leased a portion of our Pekin, Illinois plant facility to CILCO for a term ending in February 2010. CILCO constructed a new gas fired electric and steam generating facility on ground leased from us and agreed to provide steam heat to our plant. If we fail to renew the lease for 19 years at the end of the lease term, we must pay CILCO the book value of the boiler plant and cogeneration facility, which we estimate will be $10.6 million.  We are currently negotiating with CILCO to purchase this facility for market value, which we believe is less than $10.6 million.  If we are unable to satisfactorily reach an agreement with CILCO, we will renew the lease for the additional 19 years.

Neither the cost of the facility nor the cost of a replacement facility that we would require as part of our new boiler project is reflected in the preliminary estimate of  $65 million that we indicated as the possible cost of the facility.  We will update our estimate in future filings as projected costs become more clear or change, and, as appropriate, indicate whether or not costs associated with acquiring or replacing the existing facility are included in our estimate.

Currently we are seeking an outside 3rd party to entirely construct, own and operate the coal boiler steam generation facility and provide steam to our Pekin, Illinois plant with no investment by MGP.  Should we be required to make an investment, we hope to limit our equity investment to $6 million with the balance of the construction costs being supplied by the third party and non-recourse debt to the joint venture entity.

Consolidated Statements of Cash Flows, page 47

5.               We note you have segregated certain cash and investment accounts in accordance with your commodity exchange requirements.  Your disclosure on page 49 indicates that your segregated accounts have been pledged to your broker for exchange-traded commodity instruments.  As these cash balances have been pledged, please clarify why you have not categorized these cash balances as restricted pursuant to Rule 5-02.1 of Regulation S-X.  In addition, please provide your basis for reporting cash flows from your segregated cash and investments as an operating activity, as opposed to an investing activity.

We will re-title the cash balances as “restricted cash” pursuant to Rule 5-02.1 of Regulation S-X in future filings (including our Quarterly Report on Form 10-Q for the period ended December 30, 2007).   Because these balances represent cash only that is restricted pursuant to an agreement with our broker for exchange-traded commodity instruments used to hedge operating costs, we have classified changes in the restricted cash balance as an operating activity instead of an investing activity.

Note 1:  Nature of Operations and summary of Significant Accounting Policies

Derivative Instruments, page 50

6.               Your disclosure states that you defer gains and losses from your cash flow hedges in other comprehensive income until the finished goods related to the hedged transaction are sold.  We also note your disclosure of the expiration dates of your various cash flow hedges on page 67, which are as early as September 2007.  Therefore, it appears there may be differences in the dates that your derivatives expire and the date that the related finished goods are sold.  If this is the case, please explain how you apply paragraphs 31 through 35 of SFAS 133 when determining the appropriate period to recognize the net gain or loss from the hedging activity.  Please clarify whether you had any situations where the forecasted transaction did not occur by the end of the originally specified time period as of July 1, 2007.

We advise the staff that at the time we enter into derivative instruments for the purpose of hedging the cost of inputs, we specifically identify and assign the raw material hedged to be the first quantity of such raw material purchased and consumed within the production process for the month and document accordingly at inception.  An analysis of alcohol inventory as of December 31, 2006 (the most recent published financial statements prior to entrance into the September contracts referred to above) and again at year-end indicates 16 and 12 days in inventory, respectively.  Additionally, an analysis of corn inventory (the hedged raw material) as of December 31, 2006 and again at year-end indicates 7 and 8 days in inventory, respectively, for a total combined days in inventory from purchase of raw material to the sale of the finished product of 25 and 20 days, respectively. Accordingly, we conclude that, applying SFAS 133 paragraph 31, we are properly reclassifying  into earnings amounts in accumulated other comprehensive income in the same period during which the hedged forecasted transaction (sale of the alcohol produced) affects earnings. We did not have any situations where the forecasted transaction did not occur by the end of the originally specified time period as of July 1, 2007.

Revenue Recognition, page 51

7.               Your disclosure states, in part, that revenue is recognized upon transfer of title.  Clarify whether title transfers when the product has been delivered or shipped.  Ensure your disclosure properly addresses all contractual terms and conditions that might impact your revenue recognition policy.  We refer to revenue disclosure guidance outlined in Section F (3) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006.

We will revise our revenue recognition disclosure as follows in future filings.

“Revenue from the sale of the Company’s products is recognized as products are delivered to customers and title has transferred.  The place of delivery and transfer of title depends on our shipping terms; in some cases our contracts are FOB shipping point and in other FOB destination.

8.               Tell us your consideration of disclosing the material items of deferred income pursuant to Rule 5.02.26 of Regulation S-X.  Please ensure your disclosure clarifies the nature of your deferred revenue.

We advise the staff that deferred revenue of $7.9 million, as disclosed within the balance sheet as of July 1, 2007, reflects the balance remaining to be earned related to the USDA grant discussed in Note 14 to the Financial Statements.  Accordingly, we will revise our Note 1 disclosure and incorporate the Note 14 disclosure in future filings to read as follows, when appropriate:

“Deferred USDA Grant Revenue.  During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998. Over the life of the program, which was administered by the Commodity Credit Corporation (“CCC”) and which ended on May 31, 2003, the Company was eligible to receive nearly $26 million of the program total of $40 million. For the first year of the program, approximately $17.3 million was allocated to the Company, with the remaining $8.3 million allocated in July 2002. The funds were required to be used for research, marketing, promotional and capital costs related to value-added gluten and starch products. Funds allocated on the basis of current operating costs were recognized in income as those costs were incurred. Funds allocated based on capital expenditures are being recognized in income as the capital projects are depreciated.  As of [Balance Sheet Dates], deferred USDA Grant Revenue was $              and $              respectively.”

Note 3. Long-term Debt

4.90% Industrial Revenue Bond Obligation, page 55

9.               We note you consider the debt “de-facto cancelled” in the industrial revenue bond transaction and accordingly, no amount for the bond is reflected as outstanding on the balance sheet as of July 1, 2007.  Please tell us more specifically how you accounted for this transaction and cite the authoritative accounting guidance you applied when determining the debt cancelled.  As part of your response, clarify whether you have recorded the office building and related capital lease obligation on your consolidated balance sheet as of July 1, 2007.

We acquired 100% of the bonds that were issued to finance our office building and technical center facilities. By financing the facilities in this manner, we obtained ten years property tax abatement on the facilities.  In accounting for this transaction, we applied the guidance of FASB Interpretation No. 39 paragraph 5 as it defines the right of setoff.  We noted that:

1)     Amounts (our capital lease obligation and the related industrial revenue bonds that we held) were clearly determinable.

2)              Based upon our rights as the holder of 100% of all bonds issued, we have the right and the ability to set off the amounts owed on the capital lease with the amount receivable related to the bonds held.

3)              As the transaction was entered into solely to facilitate the property tax abatement process, it is our intention to set off the receivable (bonds held) against the debt (capital lease).

4)              Per language contained within the capital lease agreement, we are provided legal setoff rights to the extent that we own our own bonds — which we do entirely.

In deriving our conclusion, we also considered the economic substance of the transaction, which was entered into to obtain property tax relief and represents an amount owed by us to ourselves.  Neither the bonds as a liability nor the office building and technical center as assets are recorded within the accounts of the City of Atchison, Kansas, as the City has no recourse against us.  Only the trustee has recourse acting on behalf of the bond holder, MGP, Ingredients, Inc.  Accordingly, we concluded no liability existed since no “present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date” exists (Statement of Financial Accounting Concepts No. 6, paragraph 36). Therefore, we concluded that to record the investment in IRB bonds and the related capital lease obligation would inappropriately overstate non-current assets, current liabilities and non-current liabilities.  The office building and technical center have been recorded within property, plant and equipment as accounts payable were recognized.

Note 10. Operating Segments, page 66

10.         We note the continuing operating losses in your Ingredients segment, along with an increased balance of long-lived assets in this segment.  Please tell us how you determined the long-lived assets of the Ingredients segment were recoverable as of July 1, 2007 and subsequent interim periods.  Specifically clarify how you applied paragraphs 16 through 21 of SFAS 144 when estimating the future cash flows used to test the recoverability.

We advise the staff that in March 2007 our management group began work to develop a comprehensive corporate strategy for the following five fiscal years.  This was undertaken in part as a response to recent losses within the ingredients segment in order to identify the issues driving the losses and to undertake corrective action to reverse this trend.  As a result, we have implemented a strategy incorporating a renewed focus on the manufacture and sale of higher-margin specialty proteins and starches.  In developing our strategy, we developed projections of operating income and related cash flow for the ingredients segment in order to provide a benchmark against which to measure our performance.  These projections were based upon estimates of product mix, unit sales, unit prices, input costs as well as overall market trends.  Data incorporated within these projections was derived from both outside sources as well as internal sources, including product and market knowledge derived over years of experience.  Our projections indicated that, upon implementation of the new strategy, beginning in fiscal 2008, operating income and cash flow from operations for the ingredients segment would reverse and become positive and remain such through the following years and that the trend observed early in fiscal 2007 would only be temporary.

In June, 2007, our management group re-assessed the strategy and related projections in light of higher raw material costs.  Although we revised our projections downwards, we still projected positive operating income and cash flow for the ingredients segment.  Furthermore, we noted that the trend towards losses within the ingredients segment had reversed, as the ingredients segment reported income before taxes of $607,000 for the fourth quarter of fiscal 2007 compared to net losses before taxes of $1.9 million, $4.6 million and $3.6 million for the 3rd, 2nd and 1st quarters of fiscal 2007 respectively. We incorporated this data into our impairment analysis in accordance with paragraphs 16 through 21 for the ingredients segment asset group and further for our pet products asset group and concluded that no asset impairment adjustment was necessary.

As we consider the year to date results for fiscal 2008 as of December 30, 2007, management notes that our Ingredient Solutions segment is reporting pre-tax income of $187,000 compared to a pre-tax loss of $5.2 million for the year to date period ended December 31, 2006 (as adjusted to reflect the expansion of segments from two to three.)  Our Other segment is reporting a loss of $4.1 million for the year to date period ended December 30, 2007 compared to a loss of $3.7 million for the year to date period ended December 31, 2006.  This segment consists primarily of pet products and plant based biopolymers.  After loosing a major customer, we are re-aligning our products and manufacturing dynamics.  Accordingly, these products are still in the preliminary stage of development and are currently only beginning the process of commercialization.  Management is optimistic about the future prospects of these products and is committed to providing the resources necessary to fully develop these products.  We performed an analysis through December 30, 2007 incorporating annualized year to date earnings as well as future projections of cash flow for this segment based upon sales and cost projections of such products still in development.  We have concluded that no asset impairment adjustment is necessary.  We continue to analyze our product mix and the related potential of products still in the development stage.  As such, we continue to monitor our Other segment for potential asset impairment.

Item 9A.  Controls and Procedures

Evaluation of Controls and Procedures, age 71

11.         We note the qualifying language you have included in your disclosure controls and procedures disclosure.  Please revise your disclosure in future filings to disclose whether or not your disclosure controls and procedures are effective as of the end of the period covered by the report without any qualifying language.  We refer you to Item 307 of Regulation S-K.

We included the following disclosure in the Evaluation of disclosure controls and procedures under Item 4 of our Quarterly Report on Form 10-Q for the period ended December 30, 2007.  We will make similar disclosure in future filings.

“Our Chief Executive Officer, President and Chief Financial Officer, after evaluating the design and effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were adequately designed and operating effectively to ensure that material information relating to the Company would be made known to them by others within the Company.”

Form 10-Q for the period ended September 30, 2007

Note 1. Basis of Presentation, page 7

12.         We note you have reclassified certain other operating income into cost of sales.  Tell us more specifically the type transaction being reported and why you concluded it would be more appropriate to report the expense from these transactions as cost of sales.  Please tell us whether this was the result of a change in accounting principal pursuant to paragraph 2.c of SFAS 154.

We included the following disclosure in Note 1. Basis of Presentation in our Quarterly Report on Form 10-Q for the period ended December 30, 2007.  We will make similar disclosure in future filings.

“For the quarter and year to date periods ended December 30, 2007 and December 31, 2006, the Company has reclassified other operating income into cost of sales.  Following a review of the transactions reported within other operating income, management concluded that it would be more appropriate to reclassify them within cost of sales because they  relate to amounts received from transactions involving the sale of by-products or the use of operating assets by third parties which reduce the cost of sales. As a result, for the quarter ended December 31, 2006, cost of sales and gross profit previously reported of $71,322,000 and $16,323,000 respectively, are now reported as $71,147,000 and $16,498,000 respectively.  For the year to date period ended December 31, 2006, cost of sales and gross profit previously reported of $141,380,000 and $31,260,000, respectively, are now reported as $140,609,000 and $32,031,000, respectively.”

We considered paragraph 2.c of SFAS 154 in our analysis when we made the reclassification and concluded that the reclassification, having less than a 1% and 4% impact on cost of sales and gross profit respectively, was immaterial per paragraph 27 of SFAS 154.

Note 3.  Segment Changes, page 7

13.         We note you have expanded the number of operating segments you report from 2 to 3 segments as you “concluded that it would be more appropriate and would provide the Company’s shareholders with better information if the Company were to include its pet treat resins and plant-based biopolymers in a separate segment.”  Please clarify how you determined that the additional segment (i.e., Other segment) meets the criteria of an operating segment pursuant to paragraphs 10 through 15 of SFAS 131.  In this respect, please clarify whether the information reported to your chief operating decision maker changed in connection with the change in the reportable segments.

We undertook a review of the manner in which we reported segments in the fall of 2007.  We had begun breaking out our internal reports to show the profitability contributions of our distillery products, food products, pet treat resins, plant-based   biopolymers and personal care products.  We also had undergone an internal restructuring as a result of which a single individual was given primary responsibility for sales of our plant-based biopolymers and pet treat resins.  As a result, we considered whether it was appropriate to continue treating these products as part of our ingredients segment. For the reasons stated below, we concluded that they did not appear to share a majority of the aggregation criteria listed in paragraph 17 of FAS 131 with our other ingredients.

•                          Most of  the products in our prior ingredients segment, including our plant-based  biopolymers and pet treat resins, are wheat based.  However, our starches and proteins generally are sold for human consumption (hence we sometimes refer to them as food products) whereas our pet treat resins and plant-based  biopolymers generally are not.  Therefore, it appeared to us that, in at least one respect, the nature of our plant-based  biopolymers and pet treat resins were different.

•                          Although most, if not all of our non-distillery products have the same starting point in the production process, in some respects the nature of the production process for our plant-based biopolymers and pet treat resins is different.   To change their form from dry starches or proteins, we  have to further process our starch and protein products to make the pet treat resins and plant-based  biopolymers. In addition, although we use extrusion processes for certain of our ingredients products and some of our pet treat resins, we use molding technology to make our finished biopolymer and some of our resin products.

•                          Although our customers for most of our products are similar, in the respect that they generally further process our products, we have developed some retail customers for our pet treat resins and plant-based biopolymer products.

•                          We have also developed the capability to wrap certain of our pet treat resins and plant-based biopolymer products for our retail customers.  We ship to our other ingredients customers in bulk.

In light of these considerations, we concluded that it would be appropriate to break out our pet treat resins and plant-based  biopolymers from our ingredients segment.  At the same time, we felt they were sufficiently similar to warrant combining into a single segment. They appear to share commonalties in a majority of the aggregation criteria.  Although they do not on a combined basis meet the quantitative requirements of Paragraph 18 of FAS 131, we concluded that information about our progress in developing markets for our plant-based  biopolymers and pet treat resins would be of interest to investors.

We also concluded that it was appropriate to continue including our cosmetic products with our other ingredients.  We ship these products in bulk, our customers are further processors and, like our other ingredient products, our cosmetics are used in products made primarily for human use.

Liquidity and Capital Resources, page 18

14.         We note your non-GAAP EBITDA disclosure for the period ended September 30, 2007. Please comply with Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions regarding the Use of non-GAAP Financial Measures and disclose specifically how your non-GAAP measure provides investors with meaningful information and how you use EBITDA as a performance and liquidity measure.  In addition, since you also use EBITDA as a liquidity measure you should also reconcile the measure to cash flow from operations.

We included the following disclosure where we provide information about EBITDA in our Quarterly Report on Form 10-Q for the period ended December 30, 2007.  We will make similar disclosure in future filings.  In addition, we will reconcile the measure to cash flow from operations.

“We have included EBITDA because we believe it provides investors with additional information to measure our performance and liquidity.  EBITDA is not a recognized term under generally accepted accounting principles (“GAAP”) and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.  Additionally, it is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.  Because not all companies use identical calculations, this presentation may not be comparable to other similarly titled measures of other companies.”

Thank you for your comments.  The Company acknowledges that

•                  it is responsible for the adequacy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 913-360-5229 if you have any questions about our responses.

Sincerely,

MGP Ingredients, Inc.

By	/s/ Robert Zonneveld
Robert Zonneveld
Chief Financial Officer